ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
January 26, 2022
Mr. Timothy Worthington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) BlockFi Bitcoin Strategy ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Mr. Worthington:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 749 to the Trust’s Registration Statement on Form N-1A filed on October 8, 2021 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Comments on disclosure in one place applies to all other similar instances.
Response:    The Trust confirms that revisions based on the Staff’s comments have been applied throughout the Amendment, as applicable.
Comment 2.At this time, the Staff wants to ensure that the bitcoin-based underlying investments for a bitcoin strategy ETF would only trade on U.S. regulated exchanges (such as the CME for bitcoin futures). GBTC, which is offered privately and then trades OTC, would not meet that standard, nor would Canadian bitcoin ETFs or other bitcoin-based “pooled investment vehicles.” Please revise any disclosure that could imply that the Fund may use such investment products.
Response:    The requested changes have been made. The Trust supplementally notes that the Fund may invest in equity securities of bitcoin-related companies (and ETFs that invest in equity securities of bitcoin-related companies) and confirms that such companies (and ETFs) would not include pooled investment vehicles with bitcoin-based underlying investments.
Comment 3.Are there any unique considerations/rules from the exchange on which the Fund plans to list that will impact the Fund’s ability to pursue its investment strategy; interact with authorized participants; or otherwise impact the Fund’s operations?
Response:    The Fund plans to list its shares on CBOE BZX Exchange, Inc. We are not aware of any unique listing considerations or exchange rules that would affect the Fund’s ability to pursue its investment strategy, transact with APs or otherwise affect the Fund’s operations.
Comment 4.Please supplementally identify the Fund’s anticipated FCMs.
Response:    Currently, it is anticipated that the Fund, through the Subsidiary, will transact with ED&F Man and the FCM Division of StoneX Financial Inc.
Comment 5.Please supplementally identify when the Fund expects to launch.
Response:    The Adviser anticipates launching the Fund promptly after confirming that the Staff’s comments have been addressed and the Amendment or a subsequent amendment to the Trust’s registration statement with respect to the Fund has become effective.
Comment 6.Please supplementally discuss the anticipated impact of the events of May 19, 2021 and September 7, 2021 (i.e., significant drops in the price of bitcoin) on the Fund as if the Fund had been operating on such dates.
Response:    The following table shows the drops in Bitcoin spot prices and the CME Bitcoin Futures for the dates referenced. The Fund’s NAV and intraday trading prices hypothetically would have been affected by these moves in the value of the futures contracts depending on which contract(s) it would have been invested in at that time.
Because the Fund seeks to provide exposure to bitcoin primarily by holding bitcoin futures, the Fund’s NAV would have been impacted commensurate with the changes in the prices of the futures illustrated in the table above. For example, from May 18-19, 2021, the price of spot bitcoin fell approximately 13-14%. If the Fund had been invested primarily in the CME second month bitcoin futures contract, the Fund’s NAV would be expected to have fallen approximately 8-9%. Although the Fund’s futures contract holdings would have affected the Fund’s NAV, the Fund is not likely to have experienced any disruption based on the fall in spot bitcoin prices outlined above.
Comment 7.Bitcoin Futures Risk disclosure refers to capacity limits and collateral requirements associated with Bitcoin Futures. Please disclose in the summary prospectus whether there are potential capacity constraints, given existing volumes and open interest positions in the bitcoin futures market, that would limit the size of the Fund’s exposure to Bitcoin Futures – or the capacity for the Fund and multiple other registered funds. Please provide data analysis to support your conclusions.
Response:    Open interest positions, trading volume, and the composition of Bitcoin Futures held may have a bearing on the liquidity of the Fund’s Bitcoin Futures and Bitcoin Futures, generally, and thus, are factors the Adviser will consider when determining which Bitcoin Futures in which to invest. The Fund has disclosed in its Principal Investment Strategies section the existence and potential effect of the CME’s position limits and position accountability levels applicable to Bitcoin Futures. As of October 8, 2021, the CME’s position limits reflect that spot position limits are set at 4,000 contracts, and a position accountability level of 5,000 contracts will be applied to positions in single months outside the spot month.
Each Bitcoin Future represents five Bitcoin. Assuming a single Bitcoin is valued at $50,000, then each contract equals $250,000 notional. The one-month spot position limit of 4,000 contracts would cap the Fund’s notional exposure at $1 billion in that month. If the CME were to convert the 5,000 contract accountability level to a position limit, such limit would apply to positions outside the spot month and would amount to $1.25 billion of notional exposure. Therefore, together with the spot month position exposure, the Fund’s total notional exposure could be limited to $1.25 billion. We understand that the CME generally has taken action to impose limits or required reductions at the position accountability levels only in those circumstances where an investor holds, through physically settled contracts, a concentrated or controlling position and thus, has the ability to significantly affect the market for the contract or reference asset.
The Fund will employ an active “Optimum Roll” strategy described in the Prospectus to guide the Fund’s portfolio managers in their decisions in selecting the contract or contracts to roll into and the timing of the roll. While not the primary purpose of the strategy, it enables the Fund to shift from spot month Bitcoin Futures to deferred month Bitcoin Futures, which alleviates the capacity constraints caused by the spot month position limit.
Comment 8.The staff has concerns that the inclusion of “BlockFi” results in a misleading name, given BlockFi’s limited role with respect to the Fund. Please remove BlockFi from the fund’s name or supplementally explain why the name is appropriate.
Response:    Including BlockFi in the name of the Fund is appropriate because BlockFi is the originator of the Optimum Roll strategy, an integral feature of the Fund’s investment strategy. BlockFi has permitted the Adviser’s use of the Optimum Roll strategy in connection with its management of the Fund. The performance of futures-based strategies can vary depending on, among other things, (1) the mix of futures contracts that a manager chooses, specifically with respect to which expiration dates are chosen, and (2) precisely when a manager chooses to roll from one futures contract to another futures contract. The Optimum Roll strategy is the result of BlockFi’s experience and research into how Bitcoin futures have performed and are likely to perform in the future, and BlockFi has spent considerable time and resources to develop the strategy. In addition to originating the investment idea of the Fund, BlockFi has spent and continues to spend considerable time and resources to bring the Fund to market.
Comment 9.The introduction to the fee table states, “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.” Please identify the section heading and page number where the Example is located.
Response:    The reference to Example in the introduction pertains to the Expense Example information immediately following the Fees and Expenses of the Fund table. Consequently, the Trust respectfully declines to make any changes in response to the above comment.
Comment 10.Please confirm that fees for the purchase/redemption of creation units are excluded from the fee table.
Response:    The complete fees and expenses table for the Fund is provided below.
Comment 11.Please provide a completed fee table at least one week prior to effectiveness.
Response:    The fees and expenses table for the Fund will appear as follows. The Trust supplementally notes that the Adviser cannot recoup previously waived management fees.
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.95%
Less Fee Waiver[2]	0.06%
Total Annual Fund Operating Expenses After Fee Waiver	0.89%

1 Estimated for the current fiscal year.
2 The Fund’s investment adviser has agreed to waive 6 basis points (0.06%) of its management fees for the Fund until at least February 18, 2023. This agreement may only be terminated by, or with the consent of, the Fund’s Board of Trustees.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$91	$297
Comment 12.Please revise the Example to include the expenses a shareholder would pay if they did not redeem their shares, per Item 3 of Form N-1A.
Response:    The requested change has been made. Please see the response to Comment 11 above.

Comment 13.Please reconcile the statements in the Principal Investment Strategies disclosure with respect to whether the Collateral Instruments will be used to “provide liquidity and to serve as collateral for the Fund’s Bitcoin Futures” or “to generate a total return for investors.”
Response:    The Collateral Instruments are short duration fixed income securities and cash or cash equivalent investments. The Collateral Instruments are intended to provide liquidity and to serve as collateral for the Fund’s Bitcoin Futures, and to the extent they offer a yield and are assets of the Fund, will generate a return for the Fund. The Trust believes that these statements are not in conflict and respectfully declines to make the requested changes.
Comment 14.Please revise the first sentence of the third paragraph under Principal Investment Strategies to read as follows: “Bitcoin is a digital asset, also known as a cryptocurrency, that can be transferred on a peer-to-peer basis.” (emphasis added).
Response:    The requested change has been made.
Comment 15.In the first sentence of the third paragraph, please delete “or digital currency, with the potential to provide a globally exchangeable unit of value.”
Response:    The requested change has been made.
Comment 16.Please provide a plain English explanation for the terms “bitcoin network” and “public-key cryptography.”
Response:    The requested change has been made.
Comment 17.Please provide a plain English explanation for the term “miners.”
Response:    The requested change has been made.
Comment 18.Please revise the disclosure stating “[b]itcoin mining uses computers to solve mathematical equations, which secures transactions, verifies the transfer of assets and controls the supply of bitcoin” to clarify that miners do not control the supply of bitcoin, which is accomplished through an algorithmic setting.
Response:    The requested change has been made.
Comment 19.Please move the contango disclosure to the Principal Investment Risks section.
Response:    The requested change has been made.
Comment 20.Please address the following in connection with the Cayman Island Subsidiary:
a.Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) and capital structure and leverage (section 18) on an aggregate basis with the Subsidiary.
b.Please disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.
c.Please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (section 17). Identify the custodian of the Subsidiary.
d.Please confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.
e.Please confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

Response:    The Trust responds to the Staff’s comments as follows:
a.The Trust confirms that the Fund complies with the provisions of section 8 of the 1940 Act governing investment policies and the capital structure and leverage restrictions set forth in section 18 of the 1940 Act, in each case on an aggregate basis with the Subsidiary. The Trust believes that referencing specific sections of the 1940 Act is unnecessarily technical and potentially confusing for investors and, consequently, respectfully declines to add the requested disclosure.
b.The Trust confirms that the investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. In addition, the Trust will file the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement. However, the Trust respectfully declines to include additional requested disclosure. As discussed above, the Trust respectfully submits that referencing specific sections of the 1940 Act is unnecessarily technical and potentially confusing for investors.
c.The Trust confirms that the Subsidiary will comply with Section 17 of the 1940 Act. The Trust notes that U.S. Bank, N.A., the Fund’s custodian, will serve as the custodian to the Subsidiary. However, the Trust respectfully declines to include additional requested disclosure. As discussed above, the Trust respectfully submits that referencing specific sections of the 1940 Act is unnecessarily technical and potentially confusing for investors.
d.The Trust so confirms.
e.The Trust so confirms.
Comment 21.Please confirm whether the Fund will take on leverage through futures investing and consider whether the following disclosure is necessary: “To the extent that the Fund’s economic exposure to bitcoin exceeds 100% of the net assets of the Fund, the Fund will generally have leveraged exposure to the value of bitcoin.”
Response:    The Fund’s portfolio managers will invest in positions to target holdings of the Fund that represent economic exposure to bitcoin that equals 100% of the Fund’s net assets. The Fund does not intend to take positions designed to achieve economic exposure to bitcoin that exceeds 100% of the Fund’s net assets. Should economic exposure to bitcoin exceed 100% of net assets, the Adviser will use reasonable measures to adjust the portfolio to bring exposure back to 100%.
Comment 22.Please address the following in connection with the Fund’s Principal Investment Strategies:
a.Please move the paragraph beginning with “The Adviser may determine...”, except for the first sentence of such paragraph, to the Principal Investment Risks.
b.Please discuss in the summary section the impact of CME position limits and accountability levels of bitcoin futures contracts on the Fund’s ability to pursue its investment strategy and any implications for the Fund’s ability to meet the requirements of the 1940 Act and its rules, as well as the impact of any capacity limits that may be imposed by FCMs. Also, please discuss in the Principal Investment Risks the impact of the CME position limits and accountability levels, given the inability of ETFs to close to new investors should the Fund push up against those limits.
c.Please disclose the impact on the Fund generally of the inability of the Fund to close to new investors.
Response:    The Trust responds to the Staff’s comments as follows:
a.The requested change has been made.
b.The requested changes has been made.
c.The requested changes has been made.

Comment 23.Please disclose which contracts (e.g., front-month or other contracts) the Fund expects to utilize.
Response:    As described in the response to Comment 7 above, the Fund will employ an active “Optimum Roll” strategy which will permit the portfolio managers to purchase any available contracts, subject to liquidity limitations, position limitations, and limits imposed by existing volumes and open interest positions of the particular contract.
Comment 24.Please disclose the impact of any FCM-imposed capacity limits on the ability of the Fund to achieve its objective.
Response:    Please see the response to Comment 22(b) above.
Comment 25.Reserved.
Comment 26.Reserved.
Comment 27.Please consider whether the risk discussion should specifically refer to the possibility that the Fund may have to fair value Bitcoin Futures, for example, if there is a trading halt on the futures or other conditions that would render a market price unavailable or unreliable.
Response:    The requested change has been made.
Comment 28.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The following sentence has been deleted from the first paragraph under “Principal Investment Risk”: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds.” The Trust believes that the risks are already ordered such that the first four risks reflect the most significant risks to the Fund, with the remaining risks alphabetized.
Comment 29.The Staff notes that the risk disclosure found in Item 4 is largely replicated in Item 9 disclosure and that Item 4 of Form N-1A is meant to be a summary of the Fund’s principal investment strategies and risks.
Response:    The Trust respectfully submits that Items 4 and 9 of the Prospectus comply with General Instructions C.1.(b) and (c) of Form N-1A. Disclosure that appears in Item 4 is repeated in Item 9 for ease of understanding by investors. The Trust believes that some repetition of disclosure is necessary to enable a typical investor to understand the particular risks and strategies of the Fund. Therefore, the Trust declines to make the requested changes.
Comment 30.Please supplementally describe the Fund’s plans for coming into compliance with the new Derivatives Risk Management rule, including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative (including anticipated designated index) or absolute VaR test. See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” Release No. IC-34084 (Nov. 2, 2020). If using relative VaR, please identify the index.
Response:    The Trust will adopt a Derivatives Risk Management Policy prior to the Rule’s compliance date.. According to the Trust’s policy, the investment adviser to the Fund is required to adopt and implement a Derivatives Risk Management Program for the Fund (a “Fund Program”), which must include written policies and procedures that are reasonably designed to manage the Fund’s derivatives risks and reasonably segregate the functions associated with the Fund Program from the portfolio management of the Fund.
The Trust’s Officers are responsible for the oversight of the Trust Policy and coordination with the Adviser, as the Fund’s investment adviser, regarding its responsibilities under the Fund Program and any related policies and procedures. The Board is responsible for overseeing the Fund’s compliance with the Rule and the Fund Program.
As investment adviser to the Fund, the Adviser will develop a Derivatives Risk Program prior to the compliance date of Rule 18f-4, reasonably designed to ensure the following:
•The Fund Program will institute a standardized risk management framework for the Fund, tailored to the particular risks of the Fund. The Fund Program will include stress testing, back testing, internal reporting and escalation and review program elements. The Fund Program will be administered by a Derivatives Risk Manager (“DRM”), selected by the Adviser and approved by the Board. The DRM will report to the Fund’s Board on the Fund Program’s implementation and effectiveness at intervals required by the Fund Program.
•The Adviser does not expect the Fund to meet the requirements of limited users of derivatives. The Fund will comply with an outer limit on fund leverage risk based on value-at-risk. The Adviser expects the Fund will use a qualifying index as its designated reference portfolio and will seek to not exceed 200% of the designated reference portfolio.
•The Fund will comply with recordkeeping requirements of the Derivatives Risk Management Rule.
In anticipation of complying with Rule 18f-4 under the Investment Company Act of 1940 (the “1940 Act”) by its compliance date, the Adviser is currently assessing whether to treat the Fund’s reverse repurchase agreements as senior securities subject to the asset coverage requirements of Section 18(f) of the 1940 Act or as derivatives transactions subject to Rule 18f-4.
Comment 31.In the Principal Investment Strategies section of the Prospectus, please disclose that futures trading includes a degree of leverage due to the margin deposit levels required.
Response:    The requested change has been made.
Comment 32.Please consider disclosing that, due to past price divergences during periods of increased volatility, some venues may experience interruptions with respect to account access and trade execution.
Response:    The requested change has been made.

Comment 33.In ETF Risks, please address risks related to cash transactions. Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.
Response:    The Trust respectfully submits that the risks related to cash transactions are already disclosed in the “Cash Purchases and Redemption Risk.” However, the requested change to disclose that the Fund may incur certain costs has been made.
Comment 34.With respect to the Counterparty Risk disclosure, it is the Staff’s understanding that the Fund will not have traditional counterparty risk since the futures only trade on the CME. Please explain why this risk is applicable.
Response:    The Fund will bear counterparty risk with respect to its reverse repurchase agreement transactions. In addition, while cleared futures result in counterparty exposure to the clearinghouse, nevertheless, in the event that an FCM becomes insolvent, participants may have exposure to the clearinghouse through an exposure waterfall that is designed to share risk across clearinghouse participants.
Comment 35.With respect to the Derivatives Risk disclosure, please tailor this disclosure specifically to Bitcoin Futures.
Response:    The requested change has been made.
Comment 36.Please supplementally provide to the Staff information about the Adviser’s discussions with potential APs, including the number and identities of the APs that have expressed interest in the Fund.
Response:    The Trust maintains contracts with the following APs: Credit Suisse; JP Morgan; B of A; Goldman Sachs; RBC Capital; Cantor Fitzgerald; UBS; Citadel; Citigroup Global; Virtu; Morgan Stanley; Merrill Lynch; SG Americas; ABN AMRO; Mizuho and HRT Financial.

Comment 37.Please supplementally describe the discussions the Adviser has had with APs and market makers regarding their ability to arbitrage the Fund’s holdings in a manner that is expected to keep the Fund’s market price in line with its NAV. What instruments will they use to arbitrage? Will there be any impact from the inability of broker-dealers to custody “physical” bitcoin?
Response:    The Adviser believes that APs would generally arbitrage the Fund’s holdings through the use of Bitcoin Futures, rather than “physical” bitcoin. As a result, the Trust does not anticipate that APs will be affected by certain brokers’ inability to custody physical bitcoin.
Comment 38.With respect to the Futures Contracts Risk disclosure, please delete "(d) the Adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors,” which the Staff does not believe is relevant to investing in bitcoin futures.
Response:    The requested change has been made.
Comment 39.With respect to the Futures Contracts Risk disclosure, given that the Fund will invest in futures contracts that are traded on the CME, please delete “(e) the possibility that the counterparty will default in the performance of its obligations” as the Fund will only invest in futures cleared by the CME.
Response:    The requested change has been made.
Comment 40.Please clarify whether the Fund will invest in investment companies other than money market funds. If the Fund will not invest in other investment companies, please delete the Investment Company Risk.
Response:    The Fund may invest in other investment companies, such as ETFs with exposure to equity securities of bitcoin-related companies, and therefore, the Trust respectfully declines to make the requested change.
Comment 41.Please supplementally explain why Leverage Risk disclosure was included. The Staff understands that the Fund’s exposure to investments will not exceed 100% of its net asset value.
Response:    Leverage Risk disclosure is included primarily for the Fund’s investments in Bitcoin Futures, which may be deemed to give rise to leverage by virtue of the fact that the value of a futures contract may far exceed the value of the margin necessary to purchase such futures contract. As discussed elsewhere in this correspondence, the Fund also intends to invest in reverse repurchase agreements, which also may be deemed to give rise to leverage.
Comment 42.Please supplementally discuss the Fund’s anticipated liquidity classification of Bitcoin Futures and the rationale.
Response:    The daily traded volume for Bitcoin Futures averages more than $1.8 billion a day and the total value traded between January 1, 2021, to December 31, 2021 totals more than $800 billion.
Based on the historic trading volume of Bitcoin Futures, the Adviser reasonably expects Bitcoin Futures to be convertible into cash in current market conditions in three business days or less without the conversion to cash significantly changing the market value of the investment. Therefore, the Adviser believes Bitcoin Futures would be classified as “highly liquid” under the Fund’s Program.
Comment 43.Please supplementally discuss the Fund’s plans for liquidity management, generally, including during both normal and reasonably foreseeable stressed conditions.
Response:    The Fund will hold short-duration U.S. Government securities as collateral and make margin deposits using cash. As required by the Fund’s Liquidity Risk Management Program, the Fund’s liquidity program administrator will evaluate the liquidity of the Fund’s investments under both normal and reasonably foreseeable stressed conditions. In doing so, the Liquidity Risk Manager will take into consideration factors such as (i) short-term and long-term cash flow projections, (ii) the Fund’s money market instrument holdings, (iii) the Fund’s concentration in Bitcoin Futures, (iv) the Fund’s of reverse repurchase agreements, (v) the size of the Fund’s holdings and anticipated creations and redemptions in relation to the market for CME Bitcoin Futures, (vi) the relationship between the Fund’s portfolio liquidity and the spread at which it is anticipated to trade, and (vii) the effect of the cash redemption basket on the overall liquidity of the Fund’s portfolio. For more information, please see the responses to comments 13, 42, and 44.

Comment 44.Please supplementally discuss the Board’s and the Fund’s consideration of implementing an open-end structure for the Fund’s strategy.
Response:    Rule 22e-4 and its related adopting release indicate that the determination that a fund’s investment strategy is appropriate for an open-end fund must be made by the fund, as part of the liquidity risk management program element relating to the assessment, management, and periodic review of liquidity risk.
The Fund’s Board has approved, and the Fund has adopted and implemented, a Liquidity Risk Management Program, which delegates to the Adviser, as Program Administrator, the assessment of the Fund’s liquidity risk, including the consideration as part of this determination, the Adviser considered a number of factors, including, for example, the liquidity of Bitcoin Futures under stressed marketing conditions, the settlement period for such contracts, the concentration of the Fund’s portfolio, the use of reverse repurchase agreements as part of the Fund’s investment strategy, among other factors. In determining whether to approve the registration and operation of the Fund, the Board considered the Fund’s proposed investment strategy and investments. The Board also considered assurances provided to it by the Adviser that the Fund would be able to satisfy applicable regulatory requirements on an ongoing basis.
Comment 45.Please discuss if there is the potential for herd behavior (e.g., multiple funds trying to exit positions at the same time) by the Fund and funds with similar investment strategies.
Response:    It is possible that price movements in the price of bitcoin could give rise to herd behavior. However, we think the high level of volatility in the price of bitcoin evidences the existence of a diverse set of market participants with varying views on the value of bitcoin. We further believe that volatility creates strong incentives for those market participants to step in to capitalize on any perceived dislocation in the price of bitcoin and Bitcoin Futures. While there is no certainty, the Adviser believes that price dislocations due to herd behavior may provide incentives for other market participations who may have opposing views.
Nevertheless, the Adviser believes that the Bitcoin Futures market is sufficiently liquid to support heightened trading activity. The daily traded volume for Bitcoin Futures averages more than $1.8 billion a day and the total value traded between January 1, 2021, to December 31, 2021 totals more than $800 billion.
Nevertheless, the Trust has enhanced its risk disclosure in this regard.
Comment 46.Given the inability of ETFs to close to new investors, how will the Fund manage liquidity pressures should the Fund become so large as to require more liquidity to meet potential redemptions than the market can provide?
Response:    As of the date of this response, the CME position limit on spot month CME Bitcoin Futures is 4,000 contracts and the aggregate accountability levels on spot and longer-dated CME Bitcoin Futures is 5,000 contracts. Based on current contract prices, the spot position limits restrict the Fund’s ability to invest in spot month CME Bitcoin Futures to approximately $700 million in the front month and approximately $900 million in longer-dated months (with additional capacity for longer-dated contracts subject to CME accountability levels.
If the Fund were to reach its position limits and position accountability levels on Bitcoin Futures, the Adviser intends to take such action as it believes appropriate and in the best interest of the Fund in light of the totality of the circumstances at such time. Given that it is not clear whether or when the Fund would hit such position limits, what market conditions would exist at the time, and what regulations would be in effect, it is difficult to say with more specificity how the Fund intends to act. That said, the Fund intends to reserve the right in its registration statement, in such instances, to invest in U.S.-listed equity securities whose performance the Adviser believes may correspond, or be closely related, to the performance of bitcoin or Bitcoin Futures (e.g., U.S. listed companies engaged in digital asset mining or offering digital asset trading platforms). Under the current principal investment strategies, the Fund may also consider investing any cash on hand due to position limits or accountability levels in money market instruments.
Additionally, the Fund may seek any potentially available exemption from position limits or accountability levels under the rules of the CME or other exchanges listing such contracts. Lastly, the Fund could consider changing its investment objective or converting from an ETF to a traditional mutual fund or closed-end fund.
Comment 47.Reserved.

Comment 48.Disclosure refers to “certain cash bitcoin exchanges.” Please note that in general the trading hours for bitcoin exchanges are 24 hours, 7 days a week. In addition, if true, consider including risk disclosure as to the different trading hours associated with bitcoin futures traded on the CME.
Response:    The requested change has been made.
Comment 49.Margin requirements for Bitcoin Futures traded on the CME generally are higher than those for other types of futures contracts. Please disclose this in the Summary Prospectus and also disclose that high margin requirements can affect the Fund’s ability to meet its target exposure.
Response:    The requested change has been made.
Comment 50.Please describe the phrase “fiat currency” in plain English.
Response:    The requested change has been made.
Comment 51.Please disclose if exchange-related restrictions other than those from the CME are applicable to Bitcoin Futures, such as FCM limits or margin requirements, that would limit the size of the Fund’s exposure to Bitcoin Futures.
Response:    The Trust does not believe there are any exchange-related restrictions that are applicable to Bitcoin Futures. Please see the response to comments 7 and 46 for a discussion of the impact of CME position limits and accountability levels. Please see the response to comment 49 for a discussion of margin requirements.
Comment 52.Please confirm if the Fund intends to borrow money from banks or other lenders. It is the Staff’s understanding from the summary section that the Fund’s borrowing will come exclusively from reverse repurchase agreements.
Response:    The Fund does not currently intend to borrow money directly from banks or other lenders. The Trust supplementally notes that the Fund’s borrowing will come exclusively from reverse repurchase agreements.
Comment 53.The disclosure refers to the “Derivatives Rule.” Please inform the Staff when the Fund plans to implement rule 18f-4. See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” Release No. IC-34084 (Nov. 2, 2020).
Response:    The Fund intends to implement rule 18f-4 during the second quarter of 2022, prior to the August 2022 compliance date.
Comment 54.Please explain whether the Fund will engage in securities lending. If not, please delete the disclosure.
Response:    The requested change has been made.
Comment 55.With respect to the Cash Transactions Risk disclosure, please disclose the risk that the market price may deviate from the Fund’s underlying holdings’ value, particularly in times of stress, as a separate risk.
Response:    The requested change has been made.
Comment 56.With respect to the Leverage Risk disclosure on page 19, please clarify what “other instruments and methods” is referring to.
Response:    The requested change has been made.
Statement of Additional Information
Comment 57.With respect to the heading titled “Bitcoin-Related Investments” on page 3, please revise the heading to clarify that the disclosure refers only to bitcoin futures and not to other investments related to bitcoin.
Response:    The requested change has been made.
Comment 58.With respect to the additional risks relating to bitcoin and Bitcoin Futures beginning on page 4, please move this disclosure to the Statutory Prospectus.
Response:    The requested change has been made.

Comment 59.Please confirm if the Fund will invest in forward contracts or swap contracts. If not, please delete this disclosure under “Futures, Options, and Options on Futures Contracts.”
Response:    The requested change has been made.
Comment 60.Please confirm if the Fund will invest in foreign futures contracts. If not, please delete this disclosure under “Futures, Options, and Options on Futures Contracts.”
Response:    The requested change has been made.
Comment 61.Please revise the following: “The risk of a futures position may still be large as traditionally measured due to the low margin deposits required.” The Staff believes that Bitcoin futures have high margin deposit requirements.
Response:    The requested change has been made.
Comment 62.Please delete the disclosure related to the regulation of derivatives in Europe.
Response:    The requested change has been made.
Comment 63.Please delete the disclosure related to “short sale transactions” that appears in the Counterparty Credit Risk disclosure.
Response:    The requested change has been made.
Comment 64.Please confirm if the Fund will invest in equity securities. If not, please delete this disclosure.
Response:    The Trust confirms that the Fund may invest in equity securities. Therefore, no changes have been made.
Comment 65.Please confirm if the Fund will invest in tracking stocks. If not, please delete this disclosure.
Response:    The requested change has been made.
Comment 66.Please confirm if the Fund will engage in securities lending. If not, please delete this disclosure.
Response:    The requested change has been made.
Comment 67.In the Investment Restrictions section, where there are references to “except to the extent permitted under the 1940 Act,” please provide an explanation of what the 1940 Act permits following the investment restrictions.
Response:    The Trust has revised the disclosure to describe the restrictions on borrowing under the 1940 Act and the rules thereunder, given the Fund’s investment strategy to use reverse repurchase agreements. The remaining Investment Restrictions that reference the 1940 Act (restrictions 3-6) do not have an impact on the Fund’s investment objective or strategy. General Instruction C.1.(c) states that a fund should avoid excessive detail, technical or legal terminology, and complex language. Therefore, other than describing the 1940 Act’s requirements on borrowing, the Trust respectfully declines to revise the disclosure.
Comment 68.With respect to the Trust’s and the Adviser’s codes of ethics, please supplementally confirm if the codes of ethics apply to transactions in bitcoin and bitcoin futures contracts and whether employees are required to pre-clear such transactions.
Response:    The Adviser’s Code of Ethics applies to transactions in Bitcoin Futures contract but does not apply to transactions in cryptocurrencies themselves. Employees of the Adviser who are designated as “access persons” under its Code of Ethics are required to pre-clear bitcoin futures transactions. The Trust notes that its Code of Ethics does not apply to transactions in bitcoin or bitcoin futures contracts.
Comment 69.Please confirm whether the Adviser may use the Fund’s assets for, or participate in, third-party soft dollar arrangements. If not, please delete this disclosure.
Response:    The Adviser does not anticipate participating in third-party soft dollar arrangements. The requested change has been made.

Comment 70.On page 30, Acceptance of Orders of Creation Units, the disclosure states, “The Trust reserves the absolute right to reject an order for Creation Units transmitted to it by the Transfer Agent with respect to the Fund including, without limitation....” Please delete or supplementally explain the legal basis for the statement that the Fund may suspend creations. In proposing rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the Fund’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the Fund’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). The disclosure in question appears sufficiently broad to run counter to the Commission’s position.
Response:    We have replaced the referenced disclosure with the disclosure below, which has been previously discussed and reviewed by the Staff.
ACCEPTANCE OF ORDERS OF CREATION UNITS. The Trust reserves the right to reject an order for Creation Units transmitted in respect of a Fund at its discretion, including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Authorized Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (f) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units. Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Distributor, the Custodian, the Transfer Agent, DTC, NSCC, Federal Reserve System, or any other participant in the creation process, and other extraordinary events. The Trust or its agents shall communicate to the Authorized Participant its rejection of an order. The Trust, the Transfer Agent, the Custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall either of them incur any liability for the failure to give any such notification. The Trust, the Transfer Agent, the Custodian and the Distributor shall not be liable for the rejection of any purchase order for Creation Units. Given the importance of the ongoing issuance of Creation Units to maintaining a market price that is at or close to the underlying net asset value of a Fund, the Trust does not intend to suspend acceptance of orders for Creation Units.

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If you have any questions regarding the above response, please do not hesitate to contact me at (920) 360-7173 or alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President